Mail Stop 4561

August 14, 2008

Mr. Abdo H. Khoury
Chief Financial and Portfolio Officer
Nationwide Health Properties, Inc.
610 Newport Center Drive, Suite 1150
Newport Beach, CA 92660

> **Re:** **Nationwide Health Properties, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **File No. 1-9028**

Dear Mr. Khoury:

We have completed our review of the above referenced filing and have no further comments at this time.

Sincerely,

Kevin Woody
Branch Chief